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                    June 13, 2024

       Richard Maue
       Chief Financial Officer
       Crane Company
       100 First Stamford Place
       Stamford CT 06902

                                                        Re: Crane Company
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-41570

       Dear Richard Maue:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing